Filed by Fairfax Financial Holdings Limited

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Allied World Assurance Company Holdings, AG

Subject Company’s Commission File Number: 001-32938

Date: December 21, 2016

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IMPORTANT INFORMATION AND WHERE TO FIND IT

This communication is for informational purposes only and does not constitute or form part of an offer to sell or exchange or the solicitation of an offer to buy, exchange or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, or an exemption therefrom.

In connection with the exchange offer for all of the outstanding registered ordinary shares of Allied World Assurance Company holdings, AG (“Allied World”), Fairfax Financial Holdings Limited (“Fairfax”) expects to file a registration statement on Form F-4, which will include a prospectus and proxy statement of Allied World (the “prospectus/proxy statement”), and a Tender Offer statement on Schedule TO (the “Schedule TO”), and may file amendments thereto, and soon thereafter Allied World will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the exchange offer and may file amendments thereto.  The exchange offer has not yet commenced. The exchange offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Allied World, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Allied World shareholders. The exchange offer will be made by Fairfax or an affiliate of Fairfax and not by any other person.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF ALLIED WORLD ARE URGED TO READ ANY DOCUMENTS REGARDING THE EXCHANGE OFFER CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER.

The registration statement, the Schedule TO and other related documents in relation to the exchange offer, as well as Fairfax’s other public filings with the SEC, may be obtained without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at Fairfax’s website, www.fairfax.ca.  This material is not a substitute for the registration statement, the Schedule TO and other related documents in relation to the exchange offer that will be filed with the SEC or sent to shareholders in connection with the proposed transactions.

The proxy statement and any other relevant documents filed by Allied World with the SEC, as well as any amendments or supplements to those documents and Allied World’s other public filings with the SEC, may be obtained without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at Allied World’s website, www.awac.com.

This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Fairfax may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

Fairfax and Allied World and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies from Allied World’s and, if necessary, Fairfax’s shareholders in favour of the proposed transactions. Information about Allied World’s directors and executive officers and their ownership in Allied World common stock is available in the proxy statement dated March 10, 2016 for Allied World’s 2016 annual general meeting of shareholders. Information about Fairfax’s directors and executive officers and their ownership of Fairfax common stock is available in the management proxy circular dated March 11, 2016 for Fairfax’s 2016 annual general meeting of shareholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the joint proxy statement/prospectus when it becomes available.

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FAIRFAX FINANCIAL HOLDINGS LIMITED

Moderator: Prem Watsa

12-19-16/6:34 am CT

Confirmation #2381563

FAIRFAX FINANCIAL HOLDINGS LIMITED

Moderator: Prem Watsa

December 19, 2016

6:34 am CT

Coordinator:

Welcome and thank you for standing by. At this time all participants will be in listen-only mode until the question and answer of today’s conference. To ask a question please press Star followed by number 1 and record your name clearly at the prompt.

Today’s call is being recorded. If you have any objections you may disconnect at this time. Mr. Prem Watsa is hosting the call with opening remarks from Mr. Derek Bulas. Thank you, you may begin.

Derek Bulas:

Thank you. Good morning and welcome to our call to discuss our acquisition offer for Allied World. This call may include forward-looking statements. Actual results may differ perhaps materially from those contained in such forward-looking statements as a result of a variety of uncertainties and risk factors, the most foreseeable of which are set out under Risk Factors in our base shelf prospectus, which has been filed with Canadian securities regulators and is available on SEDAR. I will now turn the call over to our Chairman and CEO, Prem Watsa.

Prem Watsa:

Thank you Derek. Good morning ladies and gentlemen. We welcome all of the Fairfax shareholders and AWAC shareholders to the call. We have on this call Scott Carmilani, Chairman and CEO of Allied World, Andy Barnard, President of our Fairfax Insurance Group, Paul Rivett, President of Fairfax Financial Holdings, and myself.

Let me just begin by saying we are very excited about this transaction. This is transformative for Fairfax and will be the largest and the best company Fairfax has purchased over 31 years. We think it will be very attractive long term for our shareholders as well as AWAC shareholders that we hope will become our new shareholders.

Let me be very clear. We are buying AWAC because of Scott Carmilani and his track record with his management team. It is an outstanding track record created by Scott and his team since they began 15 years ago. The average combined ratio since inception is 90% with reserve redundancies every year for a cumulative $2.2 billion in reserve redundancies.

Since going public in 2006 they have distributed to their shareholders in stock buybacks and dividends a cumulative $3.3 billion. Their average return on shareholders equity since inception is 12%. If you combine our average return of 7% in the past 10 years with their underwriting profit, their return on shareholders equity goes up to approximately 20%. That is simply why we’re buying AWAC.

AWAC will be run by Scott on a decentralized basis with no cost synergies — I emphasize no cost synergies. No change in operations other than what Scott sees fit to do. AWAC will continue to be built under Scott’s vision.

We are offering to purchase the company for $54 per share, a premium of approximately 18% of the current share price and a price to book value of approximately 1.34 times.

Total proceeds for the acquisition will be approximately $4.9 billion and will be funded through a pre-acquisition dividend by Allied World of $5 per share or approximately $456 million; cash proceeds by Fairfax of $5 per share or $456 million; a stock exchange of Fairfax shares for Allied World shares for $14 per share or $1.3 billion at a fixed price of U.S. $4.61 per Fairfax share; and a stock exchange of Fairfax shares for Allied World shares at a fixed price of $4.61 per share or importantly cash proceeds from Fairfax of $30 per share, $2.7 billion at our option funded through a Fairfax share issue or a third party equity similar to the partnerships we have done in the past with Brit and Eurolife. Much more on this from Paul Rivett later on in the presentation.

The entire purchase price is essentially fully funded and funded through additional equity and will result in lower leverage and higher interest coverage. Our capital position will remain very strong post acquisition and we will continue to maintain $1 billion of cash and marketable securities at the holding company.

Now let me tell you why this is such a compelling strategic acquisition for Fairfax. Let’s go to the presentation that we gave for you and it’s in the website, Fairfax website, and I want to go to page 2. We’ll come back to page 1 later on but let’s go to page 2.

So page 2 shows you very clearly why this is a compelling strategic acquisition. It’s all there for you, I’m just going to highlight some of the big points. The key from us is first point, two great underwriting companies that are brought together with strong franchises and Andy and Scott will talk a little more about this.

Allied World brings a world class specialty insurance and reinsurance franchise. We’ll talk a little more about that a little later on. We add an investment portfolio of approximately $9.4 billion under Fairfax’s proven investment expertise. I’ll highlight that a little. The balance sheet and capital position of Allied World complements the financial strength of Fairfax and we think it’s an attractive outcome for Fairfax as well as for AWAC shareholders.

Let me just add here that Allied World generates a substantial amount of premium with large U.S. customers. We believe that the recent election of President-Elect Trump and the Republican control over both the U.S. House and the Senate has the strong potential to make the business climate for growth in the United States great again relative to the rest of the world.

If President-Elect Trump can move forward policies to reduce taxes, reduce burdensome bureaucracy and regulation, and incentivize much needed infrastructure spending, we believe the United States may see significant growth in gross domestic product and our businesses in the United States including Allied World will benefit from any such positive economic development.

So now for - particularly for AWAC shareholders a little something on Fairfax. It’s right there, I won’t highlight it. Fairfax has always been run for shareholders providing outstanding service to our customers, looking after our employees, making a return for shareholders which we over the long term like to look at 15% and then reinvesting in the communities at 1% to 2% of pre-tax profits.

The highlights for you on page 3, very significantly all our companies, Andy will emphasize this more, they are run on a decentralized basis focused on underwriting profit and reserve redundancies. The combination of underwriting profit plus a focus on total investment return allows us to make 15% return over time. And I will talk about that in the next page.

So if you go on to page 4 now, here is our history of value creation. We started as a very small company. You can see $12 in revenue in 1985. One company in Canada, $17 million of gross premium, this is in 1985, investment portfolio $24 million, portfolio per share $4.78, common shareholders equity $8 and $8 million in book value per share of $1.52. So the book value per share was $1.52.

And you can see the growth over the time period in ‘95, 2005, 2015, and 2016. Our compound growth rates have been very significant. They haven’t been in a straight line. We look at it long term but the compounded book value per share which is our primary focus of 20% per year.

And because we have become much larger now our objective is to compound book value per share of at about 15%. Not every quarter, not every year but over time. And we think we have every ability to do that. Now let me pass it on to Andy to tell you a little more about our Fairfax operations.

Andy Barnard:	Thank you Prem. So to just sort of reset the profile of Fairfax’s insurance businesses prior to the Allied acquisition, we show here on slide 5 our six major largest operating groups.

OdysseyRe predominantly a reinsurer, about 55% of its business currently in the reinsurance segment, 45% in specialty insurance. Crum & Forster is very much a specialty company, very strong presence in the accident and health world, significant portfolios in the E&S segment. Brit, one of the largest players in the Lloyds market, is predominantly an insurance company, 75% or so of its volume is in the insurance segment, 25% in the reinsurance segment.

Northbridge is a middle market industry focused commercial writer in Canada, one of the largest players in the Canadian commercial market. Zenith is our workers compensation specialist based in California, has a superb track record we believe is second to none in terms of its expertise in the workers compensation space.

And then Fairfax Asia, which consists of a collection of, as you can see here, nine different companies several of which are minority positions that we hold in companies. The flagship in Fairfax Asia is First Capital and it has enjoyed an enormously successful track record over its tenure with Fairfax. And then we have a collection of smaller companies that we highlight over on the right.

The point is, in Fairfax, all of these companies are run by their CEOs, they all enjoy the autonomy that comes with our decentralized operating philosophy. We have a fantastic group of CEOs running all of these companies and you can see if we flip to the next slide the results that have come from that system of operating.

So for our major companies here you can see their combined ratios over the last two and three quarters. You’ll note that all of them are operating in a zone of underwriting profitability. We’ve been delighted with our results, combined ratios running around 90% in the aggregate across all of these companies. You can again get a picture of their size looking at the gross premiums that we show over on the right.

So we have been enjoying substantial underwriting profitability from our existing companies. And of course we’re very attracted to Allied World under Scott’s leadership because of the underwriting performance that his company has put up over the 15 years of its existence. So now I’ll turn it back to Prem to talk a little bit about the investment portfolio.

Prem Watsa:

Thank you Andy. Just to add to what Andy said and he talked about combined ratios, of course as the annual reports have shown we have had reserve redundancies on pretty well every company and it’s a policy of ours to have reserve redundancies and we have had that for a long period of time just like Scott has.

And because of our decentralized operations we have had many presidents who have retired in the past but no president has ever left our company for another job in the industry. They retired and that has happened over the years, we’ve been in business now for 31 years but we have never lost a president.

If I can go on to page 7, our track record of investing. We have invested now for 40 years, in Fairfax we have invested for the past 31 years. You can see this is a total rate of return on our investment portfolios. That means interest and dividend income and change in unrealized and realized income - realized gains. And the average return over time over that time period is 8.6%. In the last ten years the rate is around 7% as I said earlier.

Allied World’s rate of return is in the 3.9% area so of course the combination of our investment expertise with the demonstrated expertise that Scott and his team have shown in underwriting gives us a terrific rate of return going forward.

If you can go on to page 8 you’ll see the creation of a leading globally diversified property casualty insurer when you combine Allied with Fairfax. I’ll just highlight for you the metrics at the - on the left hand side, premiums, pre-tax operating income, cash and investment assets, any one of those has gone up by about 1/3.

In terms of North American insurers you can see we go from about, you know, $11 billion market cap to about a number seven in terms of size. And in terms of E&S writers we are in - we are among the top five in the United States. So very significant market position for the combination. And to know a little more about Allied, why don’t I pass it on to Scott.

Scott Carmilani:	Thank you Prem. Let me also add my own welcome to all of you on this morning’s call. This is a tremendous opportunity for all of our shareholders and our company.

Our shareholders are being rewarded for the strong performance of Allied World over the past decade since going public. It does represent an 18% premium to Allied World’s closing stock price as of last Friday. This transaction provides significant value to the Allied World shareholders through the ongoing ownership of Fairfax stock.

On page 9 of the presentation you can see the Allied World company profile. This acquisition creates a combined platform world position for continued success in the future. Allied World’s business is highly complementary to the Fairfax franchise’s and truly creates a world class specialty insurance and reinsurance franchise with leading positions in North America and Bermuda and having a global territorial reach as Andy pointed out and Prem in his remarks earlier.

We will have enhanced size and capabilities in an industry in which scale increasingly confers significant competitive advantage. Allied World shareholders will benefit from an enhanced business and earnings profile through the access to diversify products and offerings throughout the Fairfax franchises were we complement each other in many areas and many business lines. Combined capacity, reinsurance opportunities, and global possibilities are endless.

If you look at page 9 you’ll see how we - how the company’s profile has been put together. We operate in three particular segments, North American insurance, global markets insurance, and reinsurance, North American insurance comprising the biggest one.

Flipping to page 10 you can see the breakdown of each of our segments and the product lines that are in each one of them. I’m not going to go through each one but it’s there right in front of you. It’s very diversified and very well structured. It’s almost $2 billion now coming from our North American insurance platform and about $700 million now in the reinsurance platform year to date in 2016.

Page 11 shows the track record that Prem had highlighted and Andy pointed out in his remarks. And the combined ratio since going public in 2006 and the consistency with which we’ve been able to achieve that both from an underwriting and development standpoint, across the bottom of that page you’ll see that the cumulative number is just under $2 billion of net reserve redundancy that we have realized since 2006.

This does not count the total redundancy or total give back that we’ve done to shareholders. As Prem had mentioned it is much closer to $3 billion than $2 billion for the entire history of our company. I thought it would be important to show that as we go further. I’m going to turn it back to Andy as he talks about the combined product mix.

Andy Barnard:

So on slide 12 we’re giving you a picture of what the combined entities will look like if we consider the entirety of the Fairfax portfolio. And you will see if you look up over on the right that there is a slight increase in the casualty, the liability element in the Fairfax portfolio, and then also a bit more significantly an increase in our activity in North America in the U.S. in particular.

And that speaks to the comments Prem made about the opportunities that we anticipate in the American market as the anticipated growth in the economy takes root and the opportunities for smart underwriters to benefit from those increasing opportunities. And so this is one of the factors that makes us very excited about adding Scott and his group to the Fairfax family.

On the next slide on page 13 as a matter of interest we have just given you the various outposts that we have from Fairfax presently represented on the left and then the offices of Allied World on the right.

We note that Allied has an office in Australia, a very strong presence in Bermuda, Switzerland. These are all additive to what we already have in the Fairfax group and are going to further enhance our global footprint and access to business in the foreign markets. And so I will hand it back to Prem to talk about the next several slides.

Prem Watsa:

Thank you Andy. This next slide on page 14 just shows the scope of our operations in terms of when you combine the two, gross premiums, net premiums, combined ratios, net income, and book value per share. You can see all of that there, all very significant.

I’ll spend a couple of minutes on our strong capitalization profile which is page 15. You can see the total debt, common shareholders equity goes up to 13-1/2 or approximately $13-1/2 billion. You can see that. And then you can see the total capitalization. Total debt to total capitalization is about when you put the two together 19.4% and the premiums to equity.

So we’ve got great opportunity, very under levered. And I wanted to remind you that Fairfax has a policy of keeping $1 billion of cash and marketable securities in the holding company and in the future we expect to raise that up even more as we become a larger company.

If you move on to the investment portfolio which is on page 16, I just wanted to make a few comments for you and we’ve done it for Fairfax shareholders in the past. You can see the size of the investment portfolio. It goes from $30 billion which is where we are today to about almost $40 billion.

In the past few years we have been worried about the United States economy and other parts of the world. We have talked about it in our annual report. But when the biggest economy in the world plus, minus $20 trillion which is the United States is on its way up which we think as I said earlier because of President-Elect Trump’s policies, very pro business, corporate tax cuts, infrastructure spending, really smart people in charge, we just think that the downside is significantly reduced and we think in a market like that in the United States and perhaps elsewhere it becomes a value oriented stock picker’s market.

This is a market we have excelled in for 40 years. We have got a team that has done really well in that market and we expect to do very well again in the future. And basically in the last few years we have played defense. We are expecting to play offense but always with a value oriented approach to our business.

In the bond portfolios we expect to have a short duration. That’s where we are today, three years or less, and so in the - and we think the bond rates, long bond rates particularly have bottomed out and are likely to go up as they have since the election. And so we don’t expect to have a long bond portfolio any longer, just a two or three year duration and the ability to invest for the long term and do well as we have in the past.

So we have some deflation swaps. I just wanted to emphasize particularly to our shareholders that they’re written down. They’ve got six years to go. We have no intention of selling them. That’s insurance for us and we continue to hold them. So with that let me pass it on to Paul Rivett who will talk about the terms of the transaction.

Paul Rivett:

Thank you Prem. To reiterate the deal terms, the offer price of U.S. $54 per share or approximately U.S. $4.9 billion in aggregate consists of $5 per share and a pre-closing cash dividend from Allied World, $5 per share in cash, $14 per share Fairfax shares at a fixed exchange ratio based on the U.S. closing price on Friday of $460.65, and $30 per share in Fairfax shares at a floating exchange ratio between U.S. $435.65 and U.S. $485.65 Fairfax share.

The key for Fairfax on the last component of the offering price of U.S. $30 per share is that Fairfax has the sole option to pay for the $30 in cash instead of the floating exchange ratio in Fairfax shares. The option runs for 75 days from today and we are in active discussions with several parties to provide third party equity funding much like we used in Brit and Eurolife that is non-dilutive to Fairfax shareholders.

To reiterate, of the total $4.9 billion purchase price, Fairfax has the sole option to replace $2.7 billion of the stock consideration with cash instead thereby potentially reducing the dilution to Fairfax shareholders from 27% to 10%. The acquisition is subject to shareholder and regulatory approval but is expected to close in the first half of 2017. Now I will turn the call back over to Prem.

Prem Watsa:

Thank you Paul. So the last slide page 17 just summarizes what all of us have been talking about. The heading is A Winning Combination. You can see a leading franchise in global specialty insurance with complementary business profiles.

I want to emphasize disciplined underwriting combined with successful investing is what this group is all about. We have a longstanding underwriting track record for both companies plus an investment track record on a total return basis. And finally we think a very big strength as Andy has emphasized of our company is the decentralized operating structure with very seasoned management.

And Scott and his team will join us and Scott is going to run as I said earlier Allied World with total freedom to see how he can build a company of course working with all our other operations. So with that, Leon, I wanted to open it up for questions and we’ll be very happy to answer any and every question you all have.

Coordinator:

Thank you. We will now begin with the question and answer. To ask a question please press Star followed by number 1. Unmute your phone to record your first and last name when you hear the prompt. Your name is required to introduce your question. To cancel your request please press Star followed by number 2. One moment for the questions, thank you. The first question is coming from the line of Amit Kumar from Macquarie. Your line is open.

Amit Kumar:

Thanks, thanks and good morning. And Scott congrats on the deal. Obviously you have done a fantastic job with the franchise. Two quick questions. The first one is for Scott and the second one for Prem.

If you look at the price of the deal, you know, the price seems to be comparable to some of the other deals. However if you look at some of the other specialty deals, you know, the take out price just seems about okay. My question is, you know, what should give investors the confidence that this is the best price for the AW franchise? And I’m curious did your ability to continue to be employed, did that play a role in extracting the best price for the shareholders?

Scott Carmilani:

Well, Amit, I’ll answer that in reverse. No, it did not from myself as any CEO should do, the shareholders come first. Our employees in the company come second. And the CEO comes third. It just so happens that we were quite lucky and pleased that Fairfax has recognized that strength of the franchise in total and would like to keep it intact and run it decentralized. I continue to answer your question. Of course, we’ve fully evaluated the available price. It’s been long negotiated and hard fought. And that will all be disclosed in the proxy and deal terms as that comes out.

Amit Kumar:	And when is that coming out?

Scott Carmilani:	Shortly.

Paul Rivett:	The merger agreement should be out today. The proxy won’t be out for some time.

Scott Carmilani:	Yes. Probably the end of the day today or tonight on the merger agreement. And the proxy more likely in a few weeks’ time.

Amit Kumar:

Got it. The second question, and I’ll re-queue you after this because there’s a lot of questions for Prem, you know, can you talk about, you know, the tax discussion and the border adjustment and the Neal Bill? How was all of that factored in considering that all of those are in play with the Trump presidency? Thanks.

Prem Watsa:

Thank you, Amit. In terms of the border adjustment, and they reviewed the question, we considered all of that. The big plus in Mr. Trump’s administration is the fact the corporate tax rate, one of the key planks of their administration, is to reduce it to 15 percent. And so once you do that, we think, you know, those differences will be insignificant in terms of these border adjustments and that type of thing.

But we’re monitoring that closely. You know, it’s a level playing field. Whatever the rules are will apply to all of us. And so we took that into account and felt that even after that the transaction was fine.

So, Amit, thank you very much. Leon, next question.

Coordinator:	The next question is coming from the line of Sachin Shah from Albert Fried. Your line is open.

Sachin Shah:

Good morning. Congratulations on the deal. A few questions on your slide. I think its number 1. Basically, it says that you have an option to replace the $30 value with floating. What is going to be determined for that to occur? The second question is can you just maybe go over the regulatory approvals that are needed? Thank you.

Prem Watsa:

Thank you, Sachin. Yes, the $30 as Paul had said, we’re looking at - as he said, discussions with several parties to provide third-party equity funding. As I said to you earlier in the call, it’s going to be fully funded with equity. But the $30 does give us the option of providing funding like we did with Brit and like with did with Eurolife. And that’s a very significant option. We have people who are very interested in becoming our partners and I think, Paul, we have about 75 days to make that decision.

Paul Rivett:

That’s exactly right. Yes. And then I’d add with respect to regulatory approval, obviously, we need securities regulatory approval, the insurance regulatory approval and competition approval. So that’s what we’re looking for and we’ll dive into all of those right away.

Sachin Shah:

So just to clarify, do you have a list maybe off chance of what regulatory approvals? And also just wanted to understand the color, you know, the Canadian dollar conversion to U.S. dollar, is there kind of a mechanism to understand that more clearly?

Prem Watsa:	Yes, I think that’s very simply - Paul, do you want to add to that?

Paul Rivett:

Yes. All the details will be in the merger agreement so we’ll look to that. As was said, that’ll be out shortly. And, you know, with respect to the collar, it’s again, in the merger agreement, but basically subject to a 20-day VWAP prior to the close. And that’s looking at the exchange rate on those 20 days as well. So that’s all going to be in the merger agreement though so you can get the details there.

Sachin Shah:	Okay. Perfect. Congratulations again, guys.

Prem Watsa:	Thank you very much, Sachin. Leon, can we have the next question?

Coordinator:	Yes. The next question comes from the line of Jay Gelb from Barclays. Your line is open.

Jay Gelb:

Thanks very much. A couple questions. First, for Scott. You know, I understand it will be in the proxy, but can you give us some more insight in terms of the process that the Allied World board went through in terms of the decision to sell the company and why it chose Fairfax over other potential partners?

Scott Carmilani:

Well, Jay, as you may know - thanks for the question. We have a very strong independent governance-oriented board. We went through a very long and arduous number of meetings, close to 12. We had started the discussions back in September. And we went through many iterations between then and now. And, of course, that will all be articulated and highlighted in the proxy as well. It’s almost too long to go through in a call like this.

Jay Gelb:	Was the deal shopped for best price after the Fairfax agreement came to be concluded?

Scott Carmilani:	I would say it was vetted. And there will be a go shop provision articulated in the merger agreement that will come out tonight.

Jay Gelb:

All right. Thanks. We’ll make sure and look for that. I think there’ll be a lot of attention paid to the mix in terms of cash versus stock. Many other commercial insurance and re-insurance deals have been much more cash than stock. Why hold back on the cash component given, I think, it’ll move in that direction very quickly.

Paul Rivett:

I think the key for us is we want to make sure it was fully funded. So doing it from an equity perspective ensures that we meet a rating agency requirement. So we wanted to be sure it was fully-funded with equity. With that said, we want to also do the best we can for our Fairfax shareholders. So that is why we will be looking for these third-party equity providers like we did find for Brit and Eurolife to reduce the dilution to our shareholders.

Jay Gelb:	And, yes, my final question is, is there a financing contingency in place or is there no financing contingency?

Prem Watsa:

There’s no financing contingency, Jay. And we just think from our standpoint any AWAC shareholder getting Fairfax shares as our record demonstrates will have a good return. But, as Paul said, there are many third-party shareholders that are looking to finance at $30 a share, some or all of it. And we are looking at working that through in the next 75 days.

Jay Gelb:	Thank you. Good luck on the deal. And I’ll re-queue.

Prem Watsa:	Thank you very much. Leon, next question, please.

Coordinator:	Yes, the next question is coming from the line of Jeff Fenwick from Cormark Securities. Your line is open.

Jeff Fenwick:

Hi. Good morning, everybody. Just one follow-up again on this $30 component here and the third-party funding. Is there a maximum amount that you would be willing to let a third-party finance this deal? And I believe you did 30 percent with OMERS. And is there a maximum you would go to on this?

Paul Rivett:

So we will look opportunistically. We are speaking to several parties. You know, we do have the potential to go up to the full $30, but we will only do a transaction that ensures that we, Fairfax, have control. So and that’s been a tenet of both what we have done for the Brit deal and the Eurolife deal. So that will be the gating item for us.

Jeff Fenwick:

Okay. And just going through the deck here, I mean, I don’t know Allied World nearly as well as you guys. I just noticed they do have a very good track record on favorable development although quite a bit step down, I guess, over the last couple of years. So just maybe if you could talk a little about the process of reviewing the reserves there and your feeling going forward.

Prem Watsa:

You know, I can just say that publicly in their statements, Allied World has said that their reserves have a redundancy of approximately 3.2 percent, I think it was. But, Scott, do you want to add to that?

Scott Carmilani:

We do both internal and external review as we maintain a consistent level of redundancy from the rating agencies and our external opinions around the 3 to 4 percent range. The recent reduction in redundancy that you’re pointing to were pointed to years of ‘12 and ‘13 where we had some minor hiccups around a couple lines of business and we put some reserves up to ensure that we would adequately be prepared for those in the future.

Jeff Fenwick:	Okay. Thank you. I’ll re-queue.

Prem Watsa:	Thank you, Jeff. Leon, next question, please.

Coordinator:	The next question comes from Bob Glasspiegel from Janney. Your line is open.

Bob Glasspiegel:

Good morning, Prem and Scott and congratulations. A quick question on tax structure. Prem, in the press release you mention there may be some tax synergies. How much leverage on the tax rate could you theoretically get?

Prem Watsa:

Yes, no. The possibility that over time tax rates could come down. But offsetting that, of course, Bob, as you know, is this 15 percent corporate tax rate in the United States that’s being planned. We’ll have to wait and see what comes out after President-Elect Trump gets into place. So we think that might benefit all companies if that comes through. But we do see some advantages from a tax standpoint.

Scott Carmilani:

And, Bob, I would add to that, you know, Allied World has always enjoyed from a structural standpoint a unique or a tax structure with both Bermuda operating and holding companies, Swiss operating and holding companies, with an efficient tax structure that it could always be used depending on how the border adjustments come out.

Bob Glasspiegel:

I got it. One quick follow-up. Allied World has been created, sort of in their investment strategy with a total return investor like you, and they’ve invested in start-up ventures and given them assets. Is this something that you agree with and would add to or could you see those assets coming back over time?

Prem Watsa:	So, Bob, the investment is one area that’s centralized in Fairfax. But having said that, we’ll work with Scott and work on arrangements that make sense for both Scott and for Allied and for Fairfax.

Bob Glasspiegel:	And last question, how long have you locked Scott up for? I know you said you haven’t lost anyone.

Prem Watsa:	I’m sorry. I missed that.

Bob Glasspiegel:	How have you locked - do you plan to lock Scott up for as far as a contract?

Prem Watsa:	Hey, forever. Our Presidents run our companies for the longest time. And Scott’s 52, and we’re hoping he’s there for the next 20 years.

Bob Glasspiegel:	With no contract.

Scott Carmilani:	With no contract.

Prem Watsa:

No, no, no contract. None of our companies have contracts, Bob. And as I prefaced in my comments, we haven’t had anyone leave. And one of the reasons is we have 35 people in our head office, and we have 22,000 people in our companies. And we really do believe in a de-centralized operation. And that’s been a major plus for our company over the years.

Bob Glasspiegel:	I’ve known you both for a long time so I can you getting along well. Thanks.

Prem Watsa:	Thank you very much, Bob. Leon, next question, please.

Coordinator:	The next question comes from Paul Holden, CIBC. Your line is open.

Paul Holden:

Thank you. Good morning. A couple questions. First one related to the investment portfolio. And, Prem, as you highlighted in your opening remarks a number of changes taking place there in terms of your asset weightings. So two questions there. One is, is there anything in the current allocation at Allied that’s kind of different than Fairfax but maybe you’d like to keep? And then, two, what’s the approximate time post-close to centralize the two portfolios?

Prem Watsa:

Yes, Paul, so you know, we’ve done these things before with Brit and with Eurolife and with all of the companies that we’ve worked with. And basically it’s working with management and over time, making the changes. And so we’ll work with Scott and his investment team and work something that makes sense for them and makes sense for us.

Scott Carmilani:

Paul, I’d add, look, you know, Fairfax has an incredible track record over the last 30 years on investing. Something we aspire to. So we certainly are looking forward to working with them and centralizing those investments and taking full advantage of that in a complementary way.

Paul Holden:

And the next question is related to the underwriting part of the business. So both businesses today were running with operating leverage around .6 times, so premiums written relative to the equity. And, Prem, as we know, Fairfax has gotten as high as 1.5 times in the past. So with your changing view on the U.S. economic growth, is there potential for that leverage to go up over time and what kind of numbers should we be looking to?

Prem Watsa:

Well, you know, this is what is attractive to us, Paul, because Scott has, you know, built the company from scratch. In 2001 they started - after September 11, they started the company. No premiums. And the track record, by the way, is in the appendix of our presentation. And you can see the record for yourself. And it’s an outstanding track record. And we think with what they’ve built and the now global franchise that they have in Allied World itself that the expansion possibilities on their own and with us is very significant. But, Scott, you would be going to add...

Scott Carmilani:

Well, you’re starting to see some of the real synergies in mindset. You know, we have overseen six or seven different franchises maintaining a fairly similar premium leverage in a relative tough market over the last decade. If the administration changed the way they ascribe themselves to and execute on that and the pricing environment changes and the risk environment changes, of course, we would be looking to reduce that leverage. But a lot of that remains to be seen in the execution of what the next two or three years looks like. But we’ll certainly be poised to move quickly.

Paul Holden:

Okay, great. And then one last question, if I may, with respect to financial leverage, Prem, you made a comment that leverage comes down a bit with this transaction. Does that suggest that post-close there might be some balance sheet optimization strategies that play, i.e. bringing the leverage ratio back up to more what we’ve seen historically with Fairfax?

Prem Watsa:

No. No, no. Not at all. You know, we’ve a very large operation right now. So we’re very focused on maintaining a very sound financial position. I told you about the billion dollars of cash. We are looking at raising that over time. And because, you know, financial strength is what we sell. We’ve always been financially very strong. And we expect to be even stronger as the years go by.

Paul Holden:	Great. Thank you for your time.

Prem Watsa:	Next question, Leon.

Coordinator:	The next question comes from Tom MacKinnon, BMO Capital. Your line is open.

Tom MacKinnon:	Yes. Thanks very much. Good morning. Congratulations. Prem. Just two quick questions here. One is what percentage, assuming you get third-party investors in on this $30 share, what percentage of Allied World would you own? I think it looks to be less than 50 percent. And what would be your plans, then, for working that percentage up going forward? And then I have one follow-up.

Prem Watsa:

Yes. And, Tom, on the previous - you know, these discussions are ongoing first of all. But if you will look at what we did at Brit and what we did at Eurolife, these third-party equity providers - well, we have the ability, if you like, to buy their shares from them at pre-determined prices over the next three, five years, seven years, you know, over the long term. And we expect to do that.

Tom MacKinnon:	And do you know what percentage, assuming you had the third-party investors in for $2.7 billion, what percentage of Allied World you would own?

Prem Watsa:	That’s difficult to say right now, Tom. You know, we’re working out the numbers. And as we get further down in the process, we’ll let you know.

Tom MacKinnon:	And you have a substantial amount of cash, but I’m wondering why you wouldn’t be able to use more cash in the deal. I mean, you’ve got, I think you’ve got almost $10 billion.

Prem Watsa:

Yes. We’ve got about $11 billion of cash. It’s all in the insurance companies other than the $1 billion plus that we keep in the holding company. And in the insurance companies that money gives us the ability to use the investment skills that we have now. Because I did tell you that we’re going on offense with a value oriented approach and not just buying our stocks that are going up, that kind of thing, but with a value oriented approach that we’ve used for, you know, over 30 years.

And so that’s what we’re going to do, Tom. And we have a policy of not reducing our cash in the holding company to acquire something else. That’s just a policy. And frankly, as I said, we’re going the other way and raising that to higher levels as time goes by.

Tom MacKinnon:	And the equity component is about 22 percent of this $39 billion now pro forma with the two companies combined.

Prem Watsa:	Yes, approximately. We just took the numbers and showed it to you. And over time, I think that’ll change. But at the moment, that’s what it is.

Tom MacKinnon:	How high could you potentially take that equity component?

Prem Watsa:

That’s tough to speculate right now, Tom. You know, we’ll just have to work our way through. We’ll have to look and see a little more about what Allied’s portfolio is invested in. And so it’ll be a function of further analysis and the closing of the acquisition.

Tom MacKinnon:	Okay. Thank you.

Prem Watsa:	Thank you very much, Tom. Can we go on to the next question?

Coordinator:	Yes. The next question comes from Mark Dwelle, RBC Capital Markets. Your line is open.

Mark Dwelle:

Yes. Good morning. A lot of the questions I had have been touched on, but I just want to clarify related to one of the questions Tom just asked. So it wouldn’t be your plan to consider dividending any cash out of any of the Fairfax operating subsidiaries to help fund a larger cash component on the deal. Did I hear that correct?

Prem Watsa:

No, Mark, we wouldn’t be looking at that. As you know, one of our principles is to make sure that each of our companies is soundly financed and have very strong capital positions. I think, right now, Fairfax will have a AA capital position. We want to maintain that and make it even stronger. And so, yes, so there’s no intention of dividending money to finance this transaction.

Mark Dwelle:

Okay. And second couple questions probably are for Scott and Andy. And I’ll just ask them together because they can be answered in joint. Are there any particular differences in reserving philosophy between the two companies? And similarly, is there any particular customer overlap that could be problematic, maybe on the reinsurance side?

Prem Watsa:	Andy, do you want to take a crack at it?

Andy Barnard:

Well, yes, I’ll take the first crack at that. Mark, no, we don’t expect that there will be any problematic overlap. Of course, you know, we’re talking about very large companies now. And it stands to reason that on the margins there may be some. But we think the benefits, you know, of joining forces with Allied World far outweigh any of those issues on the margins.

And on the insurance side, you know, we really see a rather different profile of business from Allied World than what we currently have in our Fairfax companies. So on that side, especially, we see it very much as additive to what we have presently.

And on the reserving side, I believe that we have very consistent philosophies. That, you know, we seek to reserve our more recent accident years very conservatively. Hold those reserves. And then after years of seasoning, if all goes well, we find that we have some significant releases that can be made.

Scott Carmilani:

And, Mark, what the folks on this call may not know is Andy and I are both trained from the same institution more than 30 years ago. So we have very similar philosophies on reserving and reserve handling. You know, the only difference at all is that we’ve had the additive outside actuary also opine on many of our reserves while Fairfax has been more reliant on their own work. But as you can imagine, there’s been a fair amount of diligence done on both sides as we look to ensure that we both had that sort of level of reserve and, I mean, in our levels.

Mark Dwelle:	I appreciate the answers. Congratulations and good luck.

Prem Watsa:	Thank you, Mark. Thank you very much. Leon, can we go on to the next question?

Coordinator:	Yes. The next question comes from Jay Gelb, Barclays. Your line is open.

Jay Gelb:	Thanks. I just had a follow-up. Is shareholder approval required by both Fairfax and Allied World shareholders?

Prem Watsa:	Paul?

Paul Rivett:

Yes. We’ll need Allied World shareholders to approve. We don’t know yet if we’ll be seeking Fairfax shareholder approval. It will depend on, you know, the percentage of equity that we intend to issue. So that’ll be determined over the next 75 days.

Jay Gelb:	It was a little unclear to me in the press release where it talks about whether it’s going to be a taxable or non-taxable transaction for Allied World shareholders. What’s the factor there?

Paul Rivett:

It depends on, again, the percentage of cash versus equity that’s issued. As you know, we’ll have more on that for you. But that’ll all, will again, depend on what we do over the next 75 days with respect to that option we have.

Jay Gelb:	What’s the tipping point there?

Paul Rivett:	I believe it’s 40 percent. It needs to be 40 percent in stock in order to be a tax-free rollover.

Jay Gelb:	All right. Thank you.

Prem Watsa:	All right. Thank you very much. Leon, next question.

Coordinator:	At this time, speakers, we show no further questions.

Prem Watsa:	Well, thank you very much, Leon. And thank you all for joining our conference call. I look forward to our next conference call after our year end results. Thank you.

Coordinator:	Thank you. That concludes today’s call. Thank you for your participation. You may disconnect at this time.

END